
21 Plus Holdings, LLC
Financial Statements and
Report of Independent Certified Public Accountants

December 31, 2023 and 2022


INDEX



To the Members' of
21 Plus Holdings, LLC

Opinion

We have audited the accompanying consolidated financial statements of **21 Plus Holdings, LLC and subsidiary** (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, for the years ended December 31, 2023 and 2022, the Company incurred net losses of approximately $1,613,000 and $613,000, respectively. The net cash used in operating activities for the years ended December 31, 2023 and 2022, respectively, totaled approximately $1,243,000 and $636,000, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Pkwy, Suite 290 | Jacksonville, FL 32256 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida
September 9, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Pkwy, Suite 290 | Jacksonville, FL 32256 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

21 Plus Holdings, LLC
Consolidated Balance Sheets

	31-Dec-23	31-Dec-22
ASSETS		
Current assets:		
Cash and cash equivalents	$ 82,428	$ 185,192
Accounts receivable, net	167,951	139,951
Inventories, net	324,560	78,642
Prepaid expenses and other current assets	64,414	6,832
Total current assets	639,353	410,617
Property and equipment, net	5,049	3,679
Total Assets	**$ 644,402**	**$ 414,296**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 254,377	$ 41,825
Accrued expenses and other current liabilities	50,943	21,939
Related party payable	483,194	97,356
Total current liabilities	788,514	161,120
Long term liabilities:		
Convertible debt, non-related parties	1,004,430	-
Convertible debt, related parties	211,582	-
Loan payable - long term portion	72,723	78,114
Related party notes payables - long term portion	75,753	70,927
Total long term liabilities	1,364,488	149,041
Total Liabilities	**2,153,002**	**310,161**
Members' contributions	2,526,110	2,526,110
Accumulated deficit	(4,034,710)	(2,421,975)
Total Members' Equity (Deficit)	**(1,508,600)**	**104,135**
Total Liabilities and Members' Equity (Deficit)	**$ 644,402**	**$ 414,296**

The accompanying notes are an integral part of these consolidated financial statements.

21 Plus Holdings, LLC
Consolidated Statements of Operations

	For the years ended December 31,			
	2023		**2022**	
Revenue	$	1,087,734	$	852,395
Cost of revenue		818,105		728,373
Supplier Quality Issue, net [1]		93,537		-
Total Cost of Revenue		911,642		728,373
Gross profit		**176,092**		**124,022**
Selling, general and administrative expenses		1,710,967		670,662
Depreciation		2,643		1,629
Restructuring expense [1]		-		54,624
Loss from operations		**(1,537,518)**		**(602,893)**
Other expense:				
Interest expense, net		(75,217)		(10,041)
Total other expense		(75,217)		(10,041)
Net Loss	$	**(1,612,735)**	$	**(612,934)**

[1] *see Note 2*

The accompanying notes are an integral part of these consolidated financial statements.

21 Plus Holdings, LLC
Consolidated Statements of Changes in Members' Equity (Deficit)

	Class A Member Units	Members' Contributions	Accumulated Deficit	Total Members' Equity (Deficit)
Balance at December 31, 2021	**726**	**$ 1,794,576**	**$ (1,809,041)**	**$ (14,465)**
Members' contribution	124	731,534	-	731,534
Net loss	-	-	(612,934)	(612,934)
Balance at December 31, 2022	**850**	**2,526,110**	**(2,421,975)**	**104,135**
Net loss	-	-	(1,612,735)	(1,612,735)
Balance at December 31, 2023	**850**	**$ 2,526,110**	**$ (4,034,710)**	**$ (1,508,600)**

The accompanying notes are an integral part of these consolidated financial statements.

21 Plus Holdings, LLC
Consolidated Statements of Cash Flows

	For The Years Ended		
	December 31, 2023		December 31, 2022
Cash flows from operating activities:			
Net loss	$ (1,612,735)	$	(612,934)
Adjustments to reconcile net loss to net cash used in operating activities:			
Inventory reserve	53,945		-
Depreciation	2,643		1,629
Provision for credit losses	1,252		19,262
Supplier Quality Issue	93,537		-
Restructuring expense	-		54,624
Changes in operating assets and liabilities:			
Accounts receivable, net	(29,252)		(112,550)
Inventories	(393,400)		67,143
Prepaid expenses and other current assets	(57,582)		58,455
Accounts payable	212,552		(213,761)
Accrued expenses and other liabilities	29,004		1,264
Accrued interest	70,838		4,045
Related party payables	385,838		96,485
Net cash used in operating activities	**(1,243,360)**		**(636,338)**
Cash flows from investing activities:			
Purchase of property and equipment	(4,013)		(1,413)
Net cash used in investing activities	**(4,013)**		**(1,413)**
Cash flows from financing activities:			
Proceeds from issuance of convertible notes payable	950,000		-
Principal payments to EIDL Loan	(5,391)		(1,822)
Proceeds from issuance of related party notes payable	-		50,000
Proceeds from issuance of related party convertible notes payable	200,000		-
Member contributions	-		731,534
Net cash provided by financing activities	**1,144,609**		**779,712**
Net increase (decrease) in cash and cash equivalents	**(102,764)**		**141,961**
Cash and cash equivalents at beginning of the period	185,192		43,231
Cash and cash equivalents end of the period	$ **82,428**	$	**185,192**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION

Business – 21 Plus Holdings, LLC (the "Company"), operating under the brand name "Howie's Spiked Alc-A-Chino," is in the business of manufacturing and selling ready to serve (RTS) alcoholic beverages. Headquartered at 65 South Maple Avenue, 2nd Floor, Basking Ridge, NJ 07920, the company specializes in the production and distribution of premium RTD hard coffee lattes infused with alcohol.

During 2022 the Company operated through the entity FS Beverages, LLC ("FS Beverages"), a New Jersey Corporation. On February 3, 2023, 21 Plus Holdings, LLC was formed as an LLC and in April 2023 became parent company to FS Beverages, LLC. Equity stakes in FS Beverages, LLC converted to 21 Plus Holdings, LLC. There was no impact to income of FS Beverages and no impact to the Members in terms of their relative ownership other than the direct ownership in 21 Plus Holdings, LLC at the end of 2023 versus holding a direct interest in FS Beverages, LLC at the end of 2022. In accordance with subtopic ASC 805-50 Business Combination, since these common control transactions result in a change in the reporting entity, the consolidated financial statements have been retrospectively adjusted to include the assets and liabilities received in the reorganization and business operations for all periods presented as if the reorganization had occurred at the beginning of the period or January 1, 2022.

The Company generates revenue by the manufacturing of finished goods through its co-manufacturer in Ontario Canada, and the subsequent sales of those imported Finished Goods to its authorized network of distributors, who in turn sell to retailers in their respective territories to retailers.

Before the formation of 21 Plus Holdings, LLC, the Company operated exclusively through FS Beverages, a New Jersey LLC, formed on February 3rd, 2023. FS Beverages was focused on RTS SKUs including spiked teas, lemonades and cherries from 2018 until 2022. The Company introduced its latest RTS SKUs in early 2022, spiked coffees, and decided to eliminate spiked teas, lemonades and cherries later in 2022, focusing on RTS spiked coffee to carry out its objectives.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting -- 21 Plus Holdings, LLC adheres to US generally accepted accounting principles (GAAP) in the preparation of its financial statements. The company uses the accrual basis of accounting, recognizing revenue when earned and expenses when incurred. The principal accounting policies applied in preparing these financial statements are below.

Consolidation -- The accompanying consolidated financial statements represent the financial position and results of operations of the Company and include the accounts and results of operations of the Company. The accompanying 2023 financial statements include the consolidated view of 21 Plus Holdings, LLC and its wholly owned subsidiary, FS Beverages, LLC. All intercompany transactions have been eliminated.

Use of Estimates -- The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Results could differ from these estimates.

Concentrations of Risk -- Substantially all the Company's revenue is derived from the sale of "Howie's Spiked Alc-A-Chino" coffee based alcoholic beverages.

Revenue from customers accounting for more than 10% of total revenue for the years ended December 31, 2023 and 2022 were as follows:

	2023	**2022**
Atlantic Beverages Distributors	13.3%	12.0%
All others (39 and 33, respectively)	86.7%	88.0%
Total	**100.0%**	**100.0%**

Cash -- Financial instruments that potentially subject the Company to concentrations of credit risk primarily include cash and cash equivalents and accounts receivable. The Company ensures cash and cash equivalents are held with reputable financial institutions to mitigate this risk. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2023 and 2022, the Company had approximately $0 more than the FDIC limit.

Cash Equivalents -- The Company considers all highly liquid instruments with original maturities of three months or less, when purchased, to be cash equivalents. As of December 31, 2023, and 2022, the Company did not hold any instruments with original maturities exceeding three months.

Accounts Receivable, Net -- The Company is exposed to potential credit risks associated with its product sales and related accounts receivable, as it generally does not require collateral from its customers. The Company maintained a credit loss allowance for accounts receivable of -$19,262 on December 31, 2023 and 2022. Receivables primarily represent amounts due from distributors to which beverages were sold. Balance of the receivables were $187,213 and $159,213 on December 31, 2023, and 2022 respectively. These amounts are reported in the total accounts receivable on the statement of consolidated balance sheets.

Inventory, Net -- Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. At December 31, 2023 and 2022 the Company determined an allowance of $53,945 and $0, respectively, was necessary.

Intangible Assets, Net -- The Company has rights to several trademarks and registrations designed to protect its products through branding. Currently, there is no impairment of Intangible Assets.

Tangible Assets, Net -- The Company do not own hard assets of any material nature and employ a co-manufacturing model with production outsourced in Ontario, Canada. The Company employs a Co-packer to manufacture products to specifications and to ship them out to third party warehouses through an importation process.

Revenue Recognition -- All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or at a point in time.

Cost of Revenue -- Cost of Revenue consists of the finished goods, co-packing fees, repacking fees and freight charges, warehouse expenses incurred prior to the manufacturing of the Company's finished products, inventory allowance for excess and obsolete products. Finished goods account for the largest portion of the cost of revenue.

Supplier Quality Issue, net – During 2023 a dairy ingredient supplier delivered two batches of an ingredient which did not meet quality specifications. This quality condition could not be identified until after production. The amount shown is the net cost to the Company after reimbursement from the supplier for approximately $207,000 of the total costs incurred. During the years ended December 31, 2023 and 2022 the Company recorded supplier quality issue expenses, net on the accompanying consolidated statements of operations of $93,537, and $0 respectively.

Shipping and Handling Costs -- Shipping and handling costs for outbound freight charges on goods shipped are included in cost of revenue. Freight expense on goods shipped outbound for the years ended December 31, 2023 and 2022 were approximately $52,529 and $51,707, respectively.

Restructuring -- During the year ended December 31, 2022, the Company elected to restructure its business with the creation of 21 Plus Holdings, LLC, as a new parent entity (see NOTE 1) and made the decision to stop selling its spiked teas, lemonades and cherries products, to focus on its RTS spiked coffee products going forward. During the years ended December 31, 2023 and 2022 the Company recorded restructuring expense on the accompanying consolidated statements of operations of $0, and $54,624 respectively.

Fair Value of Financial Instruments -- The carrying value of cash and cash equivalents, accounts receivable, accounts payable, other current liabilities, note receivable and accrued expenses approximate fair value due to their relative short-term maturity and market interest rates.

Income Taxes -- The Company is a flow-through entity LLC and is not subject to income taxes.

Derivative Liabilities -- The Company analyzes all financial instruments with features of both liabilities and equity under FASB ASC Topic No. 480, ("ASC 480"), "Distinguishing Liabilities from Equity" and FASB ASC Topic No. 815, ("ASC 815") "Derivatives and Hedging". Derivative liabilities are adjusted to reflect fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations (other income/expense) as change in fair value of derivative liabilities. The Company uses a binomial pricing model to determine fair value of these instruments.

Upon conversion or repayment of a debt instrument in exchange for shares of common stock, where the embedded conversion option has been bifurcated and accounted for as a derivative liability (generally convertible debt and warrants), the Company records the shares of common stock at fair value, relieves all related debt, derivatives, and debt discounts, and recognizes a net gain or loss on debt extinguishment.

Equity instruments that are initially classified as equity that become subject to reclassification under ASC Topic 815 are reclassified to liabilities at the fair value of the instrument on the reclassification date.

At December 31, 2023 and 2022, the Company had embedded derivative liabilities with an approximately value of $0. The following inputs were used to value the derivative:
- Stock Price – based on management's estimate.
- Probability and Timing of Triggering Events – management estimates that there is a 0% probability of an automatic conversion due to various triggering events by the maturity date.

Recently Adopted Accounting Standards -- Effective January 1, 2023, the Company adopted the new accounting guidance in Accounting Standards Update ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments Accounting Standards Codification (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts, and generally applies to financial assets measured at amortized cost. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The adoption of ASU 2022-02 did not have a material impact on the Company's financial statements.

NOTE 3 – GOING CONCERN

While management sees a path to profitability, the Company is not profitable currently and does not operate with positive cash flows from operations which creates a substantial doubt on the Company's ability to continue as a going concern. Therefore, the Company is heavily dependent on cash available from investors. As of December 31, 2023, the Company's cash balance was $82,428 and without ongoing investment the Company would not be able to continue as a going concern. Since December 31, 2023, through the issuance date of these financial statements, the Company has been successful in obtaining cash to meet its needs, and the Company has plans to continue to raise the necessary Capital.

The steps being taken to obtain sufficient capital are as follows: 1) The Managing Members are ready to put in $300,000 of capital through a loan, 2) We are increasing the amount of convertible debt that we will have available to traditional accredited investors (to which we are in discussions) by up to an additional $1,000,000, 3) We are nearing being ready to launch a crowd funding raise under Regulation CF. The steps we are taking will enable us to seek funds from such vehicle of up to $5,000,000 in a year, 4) additionally we have identified certain actions that we can take to minimize cash outflow such as reducing sales support in certain markets or cutting back on marketing expenditures.

NOTE 4 – REVENUE

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or at a point in time. The Company recognizes revenue when control or title is transferred based on the commercial terms of its invoices with customers and does not allow for a right of return unless the product is damaged or out of date code. This recognition occurs when the goods are received by the customer upon delivery. Revenue is measured as the amount of product shipped/received by the customer on a per/case cost basis. Product sales are not recorded net of any variable consideration, as a rule, but could upon exception include a credit for a special price to a customer, for example.

The Company recorded $1,087,734 and $852,395 of revenue in 2023 and 2022, respectively. However, $457,609 of the 2022 revenues (53.6%) related to the sales of products that were discontinued in 2022.

During years 2023 and 2022, 100% of products sold were within the United States.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment-net consisted of the following:

	Estimated Useful Life in Years	December 31, 2023	December 31, 2022
Furniture	5	$ 17,214	$ 13,201
Less: accumulated depreciation		(12,165)	(9,522)
Total - Property and Equipment, net		**$ 5,049**	**$ 3,679**

Property and equipment are depreciated over the estimated useful life of 5 years. Depreciation expense amounted to approximately $2,643 and $1,629 during years ended December 31, 2023, and 2022, respectively, and is reflected in selling, general and administrative expenses.

NOTE 6 – INVENTORIES

Inventories consists of the following:

	December 31, 2023	December 31, 2022
Finished goods	$ 260,782	$ 53,458
Raw materials	117,723	25,184
Less: inventory allowance	(53,945)	-
Total – Inventories, net	**$ 324,560**	**$ 78,642**

During the years ended December 31, 2023 and 2022, the Company recorded an inventory allowance of $53,945 and $0 respectively, related to unsaleable product with a corresponding receivable amount due from the vendor.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets totaled $64,414 and $6,832, at December 31, 2023 and 2022, respectively, consisting mainly of prepaid pre-paid customs and pre-paid duty taxes.

NOTE 8 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2023 and 2022, accounts payable were approximately $254,377 and $41,825, respectively. Accrued expenses were approximately $32,765 and $8,407, respectively. Accrued expenses are based on historical experience with missed expenses.

NOTE 9 – LEASES

The Company's leasing activities include operating leases of its corporate office space from a third party. At the inception of a contract, the Company determines whether it is or contains a lease based on specific criteria, including the use of a distinct identified asset, rights to economic benefits, and control over the asset's use. Consideration in the contract is allocated to lease and non-lease components based on relative stand-alone prices, with separate accounting for each. Leases are classified as either finance or operating leases per ASC Topic 842.

The current agreement affords the Company a month-to-month agreement. The future annual minimum lease payments required under the Company's leases as of December 31, 2023, and 2022 were $0. Lease expense for the years ended December 31, 2023, and 2022 was approximately $6,000 and $6,600, respectively.

NOTE 10 – DEBT

The debt structure of the Company consists of Convertible notes and Loans Payable. Debt with Related Parties is further detailed in Note 11.

Convertible Notes
During 2023, the Company approved the issuance of up to $2,000,000 of Series 2023A convertible notes ("Convertible Notes"). The issuance of these Convertible Notes began on February 13th and as of December 31, 2023, $1,150,000 of such notes were issued. The Convertible Notes mature on February 1, 2025 ("Maturity Date"). Under each Series 2023A note issued, 21 Plus Holdings LLC promises to pay to the holder the principal amount as set forth in each note with interest on the outstanding principal amount at the rate of 10.0% per annum, compounded quarterly. All unpaid interest and principal shall be due and payable at the Maturity Date. The Company may not prepay this Note prior to the Maturity Date without the consent of the Holders of a majority of the outstanding principal amount of the Notes. The Company may, in the sole discretion of the Managers, elect to extend the Maturity Date until February 1, 2026 by providing Notice to the Holders. The Convertible Notes convert into Class A Units at the election of the noteholder.

The value and timing of conversion will be determined under certain conditions at either the Maturity Date, a Qualified Financing or upon a Change of Control. The conversion price will be the lesser of (i) the cash price paid per unit for the latest equity investment multiplied by 0.85, or (ii) the quotient resulting from dividing $40,000,000 by the number of outstanding units of the Company immediately prior to the Qualified Financing or Change in Control.

These Convertible Notes are convertible into Series A units under the conditions noted above. These Convertible Notes contain an embedded contingent conversion feature that until the contingency is resolved (a qualifying financial raise of $2 million) is not required to be accounted for in accordance with the related accounting guidance. The embedded feature in these Convertible Notes was not accounted for at December 31, 2023 and 2022, respectively, given the probability of the qualifying financial raise not probable and also due to the expected inability to acquire sufficient funds from an effective Regulation Crowdfunding to repay the note holders, as determined by the Company.

The Convertible notes as of December 31, 2023 and 2022 consisted of the following:

Issue Date	Principal	Maturity Date	Value including accrued interest as of December 31, 2023	Value including accrued interest as of December 31, 2022
2/13/2023	250,000	2/1/2025	271,857	-
2/13/2023	100,000	2/1/2025	108,579	-
5/18/2023	200,000	2/1/2025	211,862	-
6/12/2023	100,000	2/1/2025	102,500	-
7/10/2023	150,000	2/1/2025	156,302	-
6/12/2023	100,000	2/1/2025	102,500	-
10/17/2023	50,000	2/1/2025	50,830	-
Subtotal - non-related parties	**950,000**		**1,004,430**	-
5/8/2023	100,000	2/1/2025	105,931	-
5/26/2023	100,000	2/1/2025	105,651	-
Subtotal - related parties	**200,000**		**211,582**	-
Total Convertible Notes	$ **1,150,000**		$ **1,216,012**	$ -
Less: Current Portion	-		-	-
Long-Term Portion	$ 1,150,000		$ 1,216,012	$ -

Interest expense incurred from convertible notes for the years ending December 31, 2023 and 2022 was $66,012 and $0, respectively.

Loans Payable

On July 19, 2020, the Company entered an EIDL loan payable with Woodgrove Bank in the amount of $149,900 at a 3.75% interest rate compounded annually. The loan has been significantly paid down ahead of its 50-year life (600 monthly payments) and has a balance of $72,723 and $78,114 on December 31, 2023 and 2022, respectively. The interest expense incurred for the years ended December 31, 2023 and 2022 was $2,848 and $3,140, respectively. The full balance of the note, including any accrued interest and late fees, is due and payable on July 19, 2070. Future principal requirements on loans payable for year ending December 31, 2023, are as follows:

For the year ending December 31,:		Future Principal Payments
2024	$	6,114
2025		6,383
2026		6,627
2027		6,879
2028		7,142
Thereafter		39,578
Total	**$**	**72,723**

NOTE 11 – RELATED PARTY TRANSACTIONS

Transactions with a related party owned by a Member -- On May 26, 2023, the Company issued a convertible note of $100,000 at a 10% interest rate compounded quarterly. It is convertible at the option of the holder on February 1, 2025, or the latter date of February 1, 2026, if extended by one year as can be decided by management. The note converts at a 15% discount if there is a liquidity event, or at the valuation at the time of maturity, with a cap of $40,000,000. As of December 31, 2023 and 2022, the balance of the related party note payable including accrued interest was approximately $106,000 and $0, respectively, and is included in related party notes payable on the accompanying consolidated balance sheets. Included in related party payable on the accompanying consolidated balance sheets for the years ended December 31, 2023 and 2022, were accrued compensation of approximately $97,000 and $14,000, respectively.

On January 7, 2022, the Company entered into a note payable of $50,000 at a 5% interest rate compounded annually. The full balance of the note, including any accrued interest and late fees, is due and payable on June 7, 2025. As of December 31, 2023 and 2022, the balance of the related party note payable including accrued interest was approximately $55,000 and $52,000 respectively and is included in related party notes payable on the accompanying consolidated balance sheets.

Transactions with a related party company owned by a Member -- On May 8, 2023, the Company issued a convertible note of $100,000 at a 10% interest rate compounded quarterly. It is convertible at the option of the holder on February 1, 2025, or the latter date of February 1, 2026, if extended by one year as can be decided by management. The note converts at a 15% discount if there is a liquidity event, or at the valuation at the time of maturity, with a cap of $40,000,000. As of December 31, 2023 and 2022, the balance of the related party note payable including accrued interest was approximately $106,000 and $0, respectively and is included in related party notes payable on the accompanying consolidated balance sheets. Included in related party payable on the accompanying consolidated balance sheets for the years ended December 31, 2023 and 2022, were accrued compensation of approximately $248,000 and $35,000, respectively.

Transactions with a related party company owned by a Member -- Included in related party payable on the accompanying consolidated balance sheets for the years ended December 31, 2023 and 2022, were accrued compensation of approximately $112,000 and $8,000, respectively.

Transactions with a related party to a Member -- Included in related party payable on the accompanying consolidated balance sheets for the years ended December 31, 2023 and 2022, were related party transactions of approximately $26,000 and $40,000, respectively. A Related Party signed a note for subsidized legal work for the Company in place of cash compensation at the time. This note has an interest rate of 7% plus the Applicable Federal Rate for mid-term instruments as published by the Internal Revenue Service applies. The balance at December 31, 2023 and 2022 was $13,825, respectively. As of December 31, 2023 and 2022, the balance of the related party note payable including accrued interest was approximately $21,000 and $19,000 respectively and is included in related party notes payable on the accompanying consolidated balance sheets.

NOTE 12 – MEMBERS' DEFICIT

During 2022 the Company operated through the entity FS Beverages LLC, a New Jersey Corporation. On February 3, 2023, 21 Plus Holdings, LLC was formed as LLC and in April 2023 became parent company to FS Beverages, LLC. Equity stakes in FS Beverages, LLC converted to 21 Plus Holdings, LLC. There was no impact to income of FS Beverages and no impact to the Members in terms of their relative ownership other than the direct ownership in 21 Plus Holdings, LLC at the end of 2023 versus holding a direct interest in FS Beverages, LLC at the end of 2022.

Member Units -- As of December 31, 2023, there are 8,500 units of Class A voting interests authorized, and 850 issued and outstanding with zero par value. Additionally, there are 1,500 Profits Interest Units ("PIUs") authorized, but zero have been issued. These units will be used for compensation purposes, have zero par value or voting rights, and a threshold for participation will apply upon issuance through a 409 (a) valuation. While zero PIUs have been issued through the date of issuance of the financial statements, there are commitments to issue 175 of such units in connection with the formation of the Advisory Board and compensation to CEO which accounts for 110 of such units to be issued. These units are expected to be formally awarded in July 2024.

On June 14th, 2024, an amendment to the operating agreement was approved by all members establishing a new Class of non-voting Class B Units. 100,000,000 Class B Units were authorized to be used in connection with a regulation CF capital raise in 2024. Also, as a part of this amendment, there was an increase in authorized Class A Voting Units to 850,000,000 Units. Each Class A member's units will increase proportionately with the increase in authorized units. Profits Interest Units will also increase from 1,500 to 150,000,000.

As a part of the amendment, in order to assist other members with impacts from anticipated dilution due to the issuance of PIUs and the upcoming capital raise using the Class B shares, a managing Member's interest in Class A decreased by units equaling 6% of all Class A outstanding units, while the other Class A members' ownership units remained the same.

NOTE 13 – COMMITTMENTS AND CONTINGENCIES

The operating subsidiary of the Company (FS Beverages) has entered into distribution agreements that provide for the payment of liquidated damages in the event that the Company cancels the distribution agreements without cause. Cause has been defined in various ways. If management makes the decision to terminate an agreement without cause, an estimate of expected damages is accrued, and an expense is recorded within selling, general and administrative expenses during the period in which termination was initiated.

The Company entered a consulting arrangement with VMG Advisory Services in 2022. As a part of this agreement, there was a commitment to provide a bonus upon the sale of 21 Plus Holdings based on 3% of the gross sales price of 21 Plus. Such commitment survives the agreement termination or expiration with VMG Advisory Services, and the full amount of the 3% shall apply with the following exceptions. If a sale occurs after 12 months and up to 24 months following the agreement termination or expiration, then the bonus will be reduced to 2.25%. If a sale after 24 months following termination occurs, the bonus shall be 0%. This agreement is still in place as of the issuance of these financial statements. As of the date of these financial statements, no events have happened relating to the sale of the Company and no expenses have been accrued accordingly.

NOTE 14 - SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date the consolidated financial statements are issued.

In February 2024, the Company entered a three-year agreement with Live Nation to sponsor their Bank of New Hampshire Pavilion in Gilford, NH. The annual cost of the sponsorship begins in 2024 at $50,000, increases to $75,000 in 2025 and ends in 2026 at $100,000. The agreement can be terminated with notice by November 1st each 2024 and 2025, with a $25,000 fee if so terminated.

In 2024, the Company entered into an agreement with RaiseX to assist with the preparations and execution of a Crowd Funding Raise in accordance with SEC regulation CF. In addition to their monthly retainer, the Company may potentially issue Class A Units to RaiseX under a warrant as milestones are reached as follows:

The Company shall grant RaiseX equity equivalent to 2.5% of Company's Class A equity pursuant to a common stock warrant to purchase shares (the "Warrant"). The calculation of the Company equity shall not include the unvested portion of the Company's employee stock program. The Warrant will vest as and when the following milestones are met:
- 25% of the Warrant will vest at such time as the Company has 1,000 investors (the "Investors") come in under Regulations CF, A or A+ during the term of this Agreement; and
- 25% of the Warrant will vest at such time as the Company has 1,750 investors come in under Regulations CF, A or A+ during the term of this Agreement; and
- 50% of the Warrant will vest at such time as the Company has 2,250 come in under Regulations CF, A or A+ during the term of this Agreement.